August 18, 2005

Mr. Brain V. McAllister

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3-8

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Brain V. McAllister
Donna Di Silvio
Michael Moran

Re:	Petro Stopping Centers Holdings, L.P.
Form 10-K for the Year Ended December 31, 2004
File No’s. 1-13018, 333-87372, 333-87371-01 and 333-25189-01

VIA EDGAR

Dear Mr. McAllister:

I am writing in response to your letter dated June 20, 2005 (the “Letter”) setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K for the Year ended December 31, 2004 (File No’s 1-13018, 333-87372, 333-87371 and 333-25189-01) for Petro Stopping Centers Holdings, L.P. (“PSCH”). We believe that our response letter to you dated July 5, 2005 resolved all of the comments in the Letter other than your comment #2 in the Letter. For your convenience, we have reproduced below the full text of comment #2 in the Letter together with our response.

In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:

The adequacy and accuracy of the disclosure in the filing is the responsibility of PSCH. PSCH acknowledges that Staff comments or changes made in response to Staff comments in proposed disclosure in its filings do not foreclose the Commission from taking any action with respect to the fillings. PSCH also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8, Financial Statements and Supplementary Data, page 26

Consolidated Balance Sheets, page 26

2.	We note your response to comment 4 in our letter dated April 29, 2005. In consideration of the relevant facts and circumstances and the accounting guidance issued subsequent to ASR 268, we presently view these instruments to be within the scope of SFAS No. 150. Please refer to the Scope section of EITF Topic No. D-98.

Response:

As a result of the August 4, 2005 conference call between the Commission, KPMG LLP’s Department of Professional Practice and the Company, we have revised our response to question comment 2, submitted on July 5, 2005.

We have come to the conclusion that although many of the elements lead us to believe that, in substance, this instrument was “an outstanding share,” we agree that the form conflicts with this analysis and will restate our 2004 financial statements to account for the warrants within the scope of SFAS No. 150. Due to this conclusion, the Company has determined that the warrants’ current classification as a mezzanine item should be corrected to a mark-to-fair-value liability, as of the adoption date of SFAS 150, with subsequent changes in fair value reflected in interest cost. As the contingent redeemable warrants have previously been reported at “fair value,” there will be no cumulative effect of a change in accounting principle related to the implementation of SFAS No. 150.

Based on the above, although the Company continues to analyze the appropriate presentation, the Company currently estimates the 2004 financial statements within our 2004 10-K will be amended. Please note that in addition to the above mentioned matter, the Company will restate the financial statements for the lease related issues which were discussed in our letter dated May 18, 2005.

Please contact me at 915-774-7389 with any further questions or comments.

Sincerely,

/s/ Edward Escudero
Edward Escudero
Chief Financial Officer and Secretary Petro Stopping Centers Holdings, L.P.